EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands)
(Unaudited)

Year Ended December 31		2013	2012	2011	2010	2009

EARNINGS AVAILABLE FOR FIXED CHARGES:
Net Income		$2,197,109	$570,279	$1,091,123	$160,654	$546,627
Less:	Capitalized Interest	(49,139)	(49,702)	(57,741)	(76,300)	(54,919)
Add:	Fixed Charges	348,399	323,965	315,702	237,590	181,426
Income Tax Provision		1,239,777	710,461	818,676	247,322	325,384
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES		$3,736,146	$1,555,003	$2,167,760	$569,266	$998,518

FIXED CHARGES:
Interest Expense		$226,721	$205,789	$197,572	$125,073	$97,751
Capitalized Interest		49,139	49,702	57,741	76,300	54,919
Capitalized Expense Related to Indebtedness		8,739	7,763	12,791	4,513	3,150
Rental Expense Representative of Interest Factor		63,800	60,711	47,598	31,704	25,606
TOTAL FIXED CHARGES		$348,399	$323,965	$315,702	$237,590	$181,426

RATIO OF EARNINGS TO FIXED CHARGES		10.72	4.80	6.87	2.40	5.50